UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-49799
CUSIP NUMBER 690370101

(Check one):	☒ Form 10-K or 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q or 10-QSB	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Overstock.com, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6350 South 3000 East
Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84121
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As announced on January 29, 2010, Overstock.com, Inc. (the “Company”) is restating its previously issued financial statements for the fiscal year ended December 31, 2008 (including the interim periods within that fiscal year), and the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009 to correct errors related to:

•

Operational errors and the accounting for amounts that the Company pays its drop ship fulfillment partners and an amount due from a vendor that went undiscovered for a period of time. Specifically, these errors related to (1) amounts the Company paid to partners or deducted from partner payments related to return processing services and product costs and (2) amounts the Company paid to a freight vendor based on incorrect invoices from the vendor.  Once discovered the Company applied “gain contingency” accounting for the recovery of such amounts, which was an inappropriate accounting treatment.

•

The accounting for certain of the Company’s share-based compensation plans. Specifically, the Company incorrectly amortized the expense related to restricted stock units based on the actual three year vesting schedule rather than a three year straight line amortization schedule and applied an outdated forfeiture rate in calculating share-base compensation expense under the plans.

•

Identification of amounts related to customer refunds and credits not properly included in the Company’s monthly reconciliation of customer refunds and credits to third party statements to determine the completeness and accuracy of returns expense.

•	The accounting for certain external audit fees on a ratable basis, instead of as incurred.

•	The recognition of co-branded credit card bounty revenue and promotion expense on an immediate recognition basis, instead of over time.

•	The late recognition of a reduction in the restructuring accrual for a new sublease and the recognition of interest expense related to the accretion of the restructuring accrual.

•	Other miscellaneous corrections and reclassifications, none of which were material either individually or in the aggregate.

Management is completing its evaluation of the impact of the accounting errors identified above on the Company’s historical financial statements and in connection with the Company’s evaluation of its internal control over financial reporting and disclosure controls and procedures.

The Company is delaying the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 until it has completed the restatement process and all procedures necessary to file the 2009 Form 10-K.  Also in its 2009 Form 10-K, the Company plans to report material weaknesses in its internal control over financial reporting.

As previously disclosed in a January 14, 2010 Form 8-K/A filing Patrick Byrne, the Company’s Chief Executive Officer, had stated to The New York Observer, “that the company is about to report its first annual profit.”  The Company continues to believe that it will report positive net income for fiscal 2009.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Stephen J. Chesnut	801	947-3100
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No*

*The registrant filed its Form 10-Q for the quarter ended September 30, 2009 (the “Form 10-Q”) on November 16, 2009; however, as noted in the Explanatory Note included in the Form 10-Q, the 2009 unaudited interim financial statements and notes thereto for the quarterly periods ended September 30, 2009 included in the Form 10-Q had not been reviewed in accordance with Statement of Auditing Standards No. 100 (“SAS 100”), as required by Rule 10-01(d) of Regulation S-X. Because the financial statements contained in the Form 10-Q did not meet the requirements of Rule 10-01 (d), the registrant acknowledged that it may not be considered current in its filings under the Securities Exchange Act of 1934.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes * ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*See Part III Narrative for disclosure.

Overstock.com, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

OVERSTOCK.COM, INC.

Date	March 16, 2010	By	/s/ Stephen J. Chesnut
Name: Stephen J. Chesnut
Title: Senior Vice President, Finance and Risk Management

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).